

August 7, 2023

Cindy Tang
Chief Financial Officer
51Talk Online Education Group
24 Raffles Place #17-04 Clifford Centre
Singapore 048621

> **Re: 51Talk Online Education Group**
> **Form 20-F**
> **Filed April 6, 2023**
> **File No. 001-37790**

Dear Cindy Tang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F filed April 6, 2023

Item 3. Key Information, page 4

1. Please revise to disclose prominently that you are *not a Chinese operating company* but a Cayman Islands holding company with operations conducted by your subsidiaries based in China and Hong Kong, and that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

2. Please further expand your disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely

hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Include a cross-reference to each individual risk factor.

3. Please revise to discuss the legal and operational risks associated with having operations in Hong Kong. Discuss any applicable laws and regulations in Hong Kong and the risks and consequences to the company. As an example, disclose how regulatory actions related to data security or anti-monopoly concerns in Hong Kong and China's Enterprise Tax Law have or may impact the company's ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company's business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

4. We note your disclosure on page 4 that "[h]istorically, [you] conducted [y]our business in mainland China primarily through [y]our mainland China subsidiaries and former mainland China consolidated VIEs;" "[i]n 2022, all of the former mainland China consolidated VIEs were divested along with the China Mainland Business or subsequently dissolved;" and that "[a]s of December 31, 2022, [you] did not have any variable interest entity in mainland China." Provide early in this section, as you do on page 60, a diagram of the company's corporate structure, identifying the person or entity that owns the equity in each depicted entity, and identify clearly the entity in which investors hold their interest and the entity(ies) in which the company's operations are conducted. Describe any contracts or arrangements between the offshore and onshore companies, including those that affect the manner in which you operate or impact your ability to control your subsidiaries. Discuss the impact of the divesting of your VIEs on your business operations, to the extent material.

Permissions for Our Operations and Securities Issuances to Offshore Investors, page 4

5. We note your disclosure that "there are no material license or permission requirements for [y]our current operations in mainland China." The disclosure here should not be qualified by materiality. Disclose each permission or approval that you, or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you, or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC) or the Cyberspace Administration of China (CAC) to operate your business and to offer securities to investors. In this regard, your current disclosure only states that you "may" be subject to CSRC filing requirements. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been

denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally, explain the basis for your conclusions.

Cash Flows through Our Organization, page 5

6. Provide a description of how cash is transferred between you and your PRC subsidiaries, as you have done for your offshore subsidiaries. Clarify your disclosure to state, if true, that no dividends or distributions have been made by the former VIEs to date. Clarify whether 51Talk Online Education Group has made any transfers to its subsidiaries or the Former VIEs to date, as the current disclosure only speaks to dividends. Alternatively, identify the entities, quantify any such transactions, and direction of transfer. Provide a cross-reference to the consolidated financial statements. Please revise to also discuss restrictions and limitations on your ability to transfer cash applicable to Hong Kong, given your Hong Kong subsidiaries. Provide a cross-reference to the comparable discussions in your risk factor summary and risk factors sections.

7. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash/assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, or your subsidiaries by the PRC government to transfer cash/assets. State that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you, your subsidiaries, and the former VIEs to transfer cash. Provide cross-references to these other discussions.

8. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

9. Include disclosure comparable to the disclosure in this section in Item 5 of this Form 20-F.

D. Risk Factors, page 6

10. We note that you unwound the VIE structure. To the extent that there are material risks associated with this action, including any residual risk with respect to prior agreements under the VIE structure, paying the consideration for termination of the VIE structure, or otherwise, please revise to state as much.

11. Please expand your summary of risk factors to disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China

poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the document. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Provide a cross-reference to each relevant individual detailed risk factor.

12.   In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and the value of your securities, and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Risks Related to Our ADSs
Judgments obtained against us by our shareholders may not be enforceable..., page 35

13.   We note your disclosure that "...a majority of [y]our current directors and officers are nationals and residents of countries other than the United States." Please revise to name the directors, officers, or members of senior management located in the PRC and Hong Kong.

Item 16.I. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections, page 108

14.   We note your statement that you reviewed your company's register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In addition, please expressly state in your response letter, if true, that you are not "owned or controlled" by a foreign governmental entity in mainland China. In your response, please also provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

15.   We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for "51Talk Online Education Group" or "our company." We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong

and countries outside China that are not clearly included in your disclosure. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

- With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
- With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

16. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

General

17. Refrain from using terms such as "we" or "our" when describing activities or functions performed by the former VIEs in their historical capacity or from implying that the historical contractual agreements were equivalent to equity ownership in the former VIEs. Any references to control or benefits that accrued to you because of the former VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the former VIEs under U.S. GAAP. Your disclosure about historical operations should clarify that you were the primary beneficiary of the former VIEs for accounting purposes. In this regard, we note as an example only your disclosure that, "[w]e began our operations in July 2011 through Beijing Dasheng Zhixing Technology Co., Ltd., or Dasheng Zhixing, a mainland China domestic company, which became *our consolidated VIE* through a series of contractual arrangement[s]." Revise throughout the document, as applicable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Contact Christopher Dunham at (202) 551-3783 or Jennifer Gowetski at (202) 551-3401 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.

  You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Taylor Beech at 202-551-4515 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services

cc: Yilin Xu, Esq.